

Mail Stop 3233

November 1, 2016

Via Email
Mr. Charles F. Boyle
Chief Financial Officer
Universal Health Realty Income Trust
Universal Corporate Center
367 South Gulph Road
King of Prussia, PA 19406

>   **Re: Universal Health Realty Income Trust
>   Form 10-K for the Fiscal Year Ended December 31, 2015
>   Filed March 4, 2016
>   File No. 001-09321**

Dear Mr. Boyle:

    We have reviewed your filing and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this comment, we may have additional comments.

Notes to Consolidated Financial Statements

Note 3 – Property Exchange Transaction, Acquisitions and Dispositions, page 64

1.   We note that a gain of $8.7 million was recognized in the property exchange transaction that occurred in May 2015. Please provide us with your analysis of how you determined the accounting for the gain in the transaction. Please cite the applicable accounting guidance in your response.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Shannon Sobotka, Staff Accountant, at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities